[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Shapiro

Joel Parker

Cara Wirth

Taylor Beech

Re:	Lions Gate Entertainment Corp.

Registration Statement on Form S-4

Filed October 15, 2024

File No. 333-282630

Ladies and Gentlemen:

On behalf of our client, Lions Gate Entertainment Corp. (“Lionsgate”), we are providing Lionsgate’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated November 13, 2024, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Lionsgate has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects Lionsgate’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Lionsgate’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4 Filed October 15, 2024

Questions and Answers about the Transactions, page xxi

1.	Please revise to include a Question and Answer that addresses the Interests of Lionsgate and LG Studios Directors and Officers in the Transactions.

Response: Lionsgate has revised the disclosure on pages x - xi and xviii - xix of the Amended Registration Statement in response to the Staff’s comment.

2.	Please revise to include a Question and Answer about current and anticipated levels of indebtedness for each of New Lionsgate and Starz.

Response: Lionsgate has revised the disclosure on page xxxiii of the Amended Registration Statement in response to the Staff’s comment.

November 27, 2024

Q: How many New Lionsgate new common shares will I receive in the Transactions?, page xxiii

3.

Please revise to further explain the Exchange Ratio and LG Studios Reorganization Ratio, including that the LG Studios Reorganization Ratio is subject to change pending a final determination of the number of New Lionsgate shares issued, as you state on page 162. Please provide additional disclosure in the Background of the Transactions section as well.

Response: Lionsgate has revised the disclosure on pages xxii, xxiv - xxv, xxix - xxx, 86, 121 - 123, 155 - 156 and 158 of the Amended Registration Statement in response to the Staff’s comment.

In addition, Lionsgate respectfully advises the Staff that Lionsgate has revised the Transactions to include a reverse stock split of Starz following the exchange transactions. As a result, the Starz common shares will be consolidated on a 15-to-1 basis, such that every fifteen Starz common shares will be reclassified and combined into one Starz common share. Lionsgate has revised the disclosure in the Amended Registration Statement, including on pages vii, xii, xxv, xxvi, xxx, 8, 12, 14, 20, 75, 79, 102 - 103, 113, 154, 155, 158, 179, 187 - 188, 448 and 452.

Summary, page 1

4.

Please revise to highlight revenues, net losses, and indebtedness for the Starz Business and Lionsgate Studios for the periods presented in the proxy statement/prospectus. Please include statements regarding the anticipated changes in indebtedness upon completion the Transactions.

Response: Lionsgate has revised the disclosure on page 22 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Transactions, page 107

5.

Please name the investment and financial advisors that assisted Lionsgate in considering the several separation structures that you mention towards the top of page 107 and confirm whether they are the same advisors that ultimately assisted in the Transactions.

Response: Lionsgate has revised the disclosure on page 115 of the Amended Registration Statement in response to the Staff’s comment.

6.

Please revise to discuss in greater detail the reasons behind the decision to separate the Starz Business and the LG Studios Business and the reasons why the Lionsgate Special Committee determined that the collapse of Lionsgate’s dual-class share structure was in the best interests of Lionsgate and its shareholders.

Response: Lionsgate has revised the disclosure on pages 116 and 120 of the Amended Registration Statement in response to the Staff’s comment.

7.

In reference to the July 19, 2024 meeting, please revise to include any discussions by the Lionsgate Special Committee in determining to go above the 9.5-10% premium range previously contemplated and summarize any discussions that ultimately led the Lionsgate Special Committee to determine that a 12% premium was appropriate.

Response: Lionsgate has revised the disclosure on pages 121 - 122 of the Amended Registration Statement in response to the Staff’s comment.

November 27, 2024

8.

We note that representatives of MHR Fund Management, LLC were present during specific portions of certain Lionsgate Special Committee meetings that involved discussions related to the review of materials they had presented. Please describe the materials presented and clarify which representatives of MHR Fund Management were present. In that light, we note that Lions Gate Entertainment’s director Mark H. Rachesky, M.D., is the Founder and Chief Investment Officer of MHR Fund Management. Please clarify whether he attended any meetings on behalf of MHR Fund Management, recused himself, or otherwise. Please disclose this relationship, along with his beneficial ownership, in the “Interests of Lionsgate Directors” section.

Response: Lionsgate has revised the disclosure on pages x - xi, xix, 16 - 17, 119, 121 and 151 - 152 of the Amended Registration Statement in response to the Staff’s comment.

9.

We note your statement “[t]hereafter, over the next two weeks, the Lionsgate Special Committee and its advisors continued discussing the proposed reclassification.” Please revise to summarize any material discussions that occurred during this time period.

Response: Lionsgate has revised the disclosure on page 120 of the Amended Registration Statement in response to the Staff’s comment.

10.

We note that the Lionsgate Special Committee engaged Houlihan Lokey on June 21, 2024 and Kroll on July 14, 2024 and both financial advisors delivered their opinions on October 3, 2024. However, we note that negotiations with MHR Fund Management and other holders of LGEC Class A common stock occurred prior to October 3, 2024. Please clarify whether the discussions regarding the premium occurred with the input of Houlihan and Kroll and to what extent their analyses contributed to the final determination of the premium.

Response: Lionsgate has revised the disclosure on pages 119 and 121 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Information of New Lionsgate Basis of Pro Forma Presentation, page 149

11.

On page 151, you state that the repayment and issuance of new debt are considered probable transactions requiring transaction accounting adjustments. Please tell us how you determined that such transactions are probable and the status of any related agreements.

Response: Lionsgate respectfully advises the Staff that New Lionsgate has the intent and ability to complete one or more financing transactions on or prior to the completion of the Transactions, and has already completed portions of the expected new debt financing since June 30, 2024. In anticipation of the Transaction, through the date of this letter, Lionsgate executed IP credit facilities of $1,060 million in aggregate (prior to debt issuance costs), which are expected to remain outstanding with New Lionsgate following the completion of the Transactions. In addition, during November 2024, the remaining $250.0 million outstanding balance on the Term Loan B was fully repaid. At September 30, 2024, Lionsgate Studios had $314.4 million and $421.5 million outstanding on Term Loan A and revolving line of credit, respectively.

Lionsgate is in advanced discussions with financial institutions to obtain an asset based revolving credit facility that will replace its current credit facility and it is expected that commitments will be obtained prior to Lionsgate requesting effectiveness of the registration statement. Based on financing obtained in anticipation of the Transactions received to date, New Lionsgate expects to have outstanding debt of approximately $1,755.3 million upon consummation of the Transactions, comprised of a new partially drawn revolving credit facility, other asset backed facilities and the Exchange Notes.

November 27, 2024

The completed and additional financing transactions are expected to replace certain existing indebtedness of Lionsgate and management believes the presentation of the pro forma impact of the anticipated capital structure and related impact to interest expense is material to investors and has included the pro forma impact of these transactions in those statements along with disclosures related to the sensitivity of changes in borrowings and interest rates to interest expense in footnote 3(h).

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2. Discontinued Operations, page 159

12.

Please tell us why the discontinued operations adjustment for investment in films and television programs and program rights is different than the programming content recorded on Starz balance sheet as of June 30, 2024.

Response: Lionsgate respectfully advises the Staff that the consolidated Lionsgate investment in films and television programs and program rights balance is net of intercompany eliminations. These eliminations include reductions for the intercompany profit that is included in the programming content of the Starz Business related to the licensing of motion picture and television programming content from the Studio Business and the timing differences between when the Starz Business records certain programming content and the revenue recognized by the Studio Business. The discontinued operations adjustment for investment in films and television programs and program rights is different than the programming content on Starz’s combined balance because the discontinued operations adjustment is net of these eliminations and reflects the actual out of pocket and third party cost of the programming amounts which are reflected in the consolidated balance. The Starz combined balance sheet is prepared on a stand alone basis and does not include these eliminations which only exist in consolidation.

Note 3. Transaction Accounting Adjustments, page 160

13.

Refer to footnote (b). Please revise your disclosure to explain how the $340.9 million cash transfer from the Starz business was determined. In addition, tell us how you concluded that the expectation that Starz will incur $350 million of new debt is probable.

Response: Lionsgate has revised the disclosure on pages 170 - 171 of the Amended Registration Statement in response to the Staff’s comment, to illustrate how the cash transfer from the Starz business is determined. As of September 30, 2024, it is expected that $308.1 million will be transferred from the Starz business primarily based on the currently expected new indebtedness at the Starz business.

Lionsgate respectfully advises the Staff that Starz intends and believes it has the ability to complete one or more financing transactions on or prior to the completion of the Transactions. Starz is in advanced discussions with financial institutions and it is expected that commitments will be obtained prior to Lionsgate requesting effectiveness of the registration statement. These financing transactions are expected to replace certain existing indebtedness reflected in the combined financial statements of the Starz Business and management believes the presentation of the pro forma impact of the anticipated capital structure and related impact to interest expense is material to investors, as is the allocation of capital resources between New Lionsgate and Starz upon completion of the Transactions. Lionsgate respectfully advises the Staff that the sensitivity of changes in borrowings and interest rates to interest expense are also included in footnote 3(d).

14.	Refer to footnote (l) and (m). Please tell us in detail how you calculated the pro forma weighted average number of basic and diluted shares outstanding for all periods presented.

Response: Lionsgate has revised the disclosure on page 176 of the Amended Registration Statement in response to the Staff’s comment.

November 27, 2024

Information About New Lionsgate After the Transactions

Material Contracts, page 189

15.

We note your statement regarding the material contracts within the meaning of applicable Canadian securities legislation here and on page 277. Please confirm that you have summarized and filed as exhibits all material contracts required by Item 601(b)(10) of Regulation S-K.

Response: Lionsgate respectfully advises the Staff that it will summarize and file all material contracts required by Item 601(b)(10) of Regulation S-K as exhibits in a subsequent amendment to the Registration Statement prior to requesting acceleration of the effectiveness thereof.

Information about Starz After the Transaction, page 271

16.	Disclose the basis on which Starz Networks is a “leading” provider of premium subscription video programming (e.g., by revenue, subscribers, etc.).

Response: Lionsgate has revised the disclosure on pages 6, 72 and 294 of the Amended Registration Statement in response to the Staff’s comment.

17.	Please describe the term “linear services” in further detail.

Response: Lionsgate has revised the disclosure on page 294 of the Amended Registration Statement in response to the Staff’s comment.

18.

We note your statement that “[a]cross its digital platforms, the STARZ app provides an alternative for subscribers looking for a competitively priced option.” Please clarify which “digital platforms” you are referencing here and revise to include additional information on the STARZ app’s competitive pricing, including any metrics management may use to assess pricing.

Response: Lionsgate has revised the disclosure on page 295 of the Amended Registration Statement in response to the Staff’s comment.

19.

We note your statement that “[s]ubscribers have access to a vast library of quality content and a top-rated user experience, along with the ability to download and watch STARZ original series, blockbuster theatricals and favorite classic television series and movies.” Please revise to quantify the “vast” library content and qualify your statement regarding the “top-rated user experience” either by providing metrics or stating that it is management’s belief.

Response: Lionsgate has revised the disclosure on page 295 of the Amended Registration Statement in response to the Staff’s comment.

20.

We note your statements regarding programming for “women and diverse audiences” and “women and underrepresented audiences.” Please provide additional detail regarding these statements, including how you develop and choose programming for such audiences. Additionally, we note your statement regarding your choice of programing that “drive[s] subscription and engagement with key cohorts.” Please clarify if and how you track subscription and engagement with key cohorts and revise to state whether such “key cohorts” are women, diverse audiences, underrepresented audiences, or otherwise.

Response: Lionsgate has revised the disclosure on pages 296 and 297 of the Amended Registration Statement in response to the Staff’s comment.

November 27, 2024

Affiliation Agreements, page 273

21.

We note your affiliation agreements with distributors, including your statement that “[t]he agreements are generally structured to be multi-year agreements with staggered expiration dates.” Please revise to disclose the expiration dates here and state whether there are any current plans for when the agreements expire in 2027. In this light, we note your statement on page 41 that the renewal negotiation process for affiliation agreements is typically lengthy. To the extent possible, please quantify or give examples of the length of prior negotiation periods.

Response: Lionsgate has revised its disclosure on pages 296 - 297 of the Amended Registration Statement in response to the Staff’s comment. Lionsgate respectfully advises the Staff that Lionsgate believes the precise expiration dates of its affiliation and distribution agreements are highly confidential and commercially sensitive. If one affiliate becomes aware that another affiliate’s agreement is set to expire around the same time, it could create a significant negotiation disadvantage. Moreover, knowing that Lionsgate cannot risk losing carriage from both affiliates simultaneously, the affiliate could use this information as leverage to secure more favorable terms. Lionsgate also keeps such expiration dates strictly confidential to prevent competitors from gaining a strategic advantage. If competitors know when Lionsgate’s distribution agreements are set to expire, they could target those affiliates during the renegotiation period, offering more favorable terms to disrupt Lionsgate’s relationships or weaken its negotiating position. This could jeopardize Lionsgate’s ability to maintain stable carriage and diminish its market presence, giving competitors an opportunity to capture Lionsgate’s audience or distribution channels. Although Lionsgate believes the specific expiration dates are commercially sensitive for these reasons, Lionsgate believes they are not material to investors.

Output and Content License Agreements, page 274

22.

We note your statement that “[t]he majority of acquired content on Starz’s services consists of movies that have been released theatrically.” Please disclose the percentage of acquired content and original content available on Starz’s services.

Response: Lionsgate has revised the disclosure on pages 297 and 299 of the Amended Registration Statement in response to the Staff’s comment.

23.

We note that “Starz has an exclusive multiyear output licensing agreement with Lionsgate for Lionsgate label titles theatrically released in the U.S. starting January 1, 2022, and for Lionsgate’s Summit label titles theatrically released in the U.S. starting January 1, 2023.” Please revise to disclose the number of years under this agreement and clarify the duration of exclusivity with Starz, if different than the number of years under the agreement. Please also discuss any renewal rights by Starz and pricing agreements (market price or otherwise) with Lionsgate.

Response: In response to the Staff’s comment, Lionsgate has revised its disclosure on pages 297 and 299 of the Amended Registration Statement.

24.

We note the chart in the middle of page 274 that lists the “Significant output programming agreements” and “Significant library programming agreements.” Please provide more detail in the chart including, for example, the number of agreements and duration of each agreement with the respective studios.

Response: Lionsgate has revised the disclosure on page 297 of the Amended Registration Statement in response to the Staff’s comment.

November 27, 2024

Regulatory Matters, page 274

25.

Please update your disclosure here and in the “Regulation” section at the top of page 275 to describe the material effects that government regulations have on your capital expenditures, earnings and competitive position. Refer to Item 101(c)(2)(i) of Regulation S-K.

Response: Lionsgate has revised the disclosure on page 298 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starz

Finite-Lived Intangible Assets, page 288

26.

Regarding your impairment analysis, you state that the estimated undiscounted cash flows exceeded the carrying amount of the assets and therefore no impairment charge was required. Please revise to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact this critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K.

Response: Lionsgate has revised the disclosure on page 312 of the Amended Registration Statement in response to the Staff’s comment.

Income Taxes, page 289

27.	Please provide more robust disclosure of your assessment of the positive and negative evidence considered in establishing your valuation allowance. Refer to Item 303(b)(3) of Regulation S-K.

Response: Lionsgate has revised the disclosure on page 313 of the Amended Registration Statement in response to the Staff’s comment.

Agreements Relating to the Transactions, page 348

28.

For each description of the agreements to be entered into to effectuate the transactions, please revise to describe and quantify, as applicable, any revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. and material terms of the anticipated relationship between the related parties following the separation and distribution. Refer to Item 404 of Regulation S-K.

Response: Lionsgate respectfully advises the Staff that it will provide responsive disclosures regarding the terms of the anticipated relationship between the related parties following the Transactions in a subsequent amendment to the Registration Statement prior to requesting acceleration of the effectiveness thereof.

Material U.S. Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 351

29.

Please revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form S-4. Additionally, please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Staff Legal Bulletin No. 19. Finally, we note your statement that the disclosure in this section is a “discussion” and “does not constitute . . . tax advice.” Investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please revise accordingly. This comment also applies to the disclosure in the section titled “Material U.S. Federal Income Tax Consequences of the Transactions for LG Studio Shareholders.”

November 27, 2024

Response: With respect to the Staff’s comment to revise the discussion under the headings “Material U.S. Federal Income Tax Considerations of the Transactions for Lionsgate Shareholders” and “Material U.S. Federal Income Tax Consequences of the Transactions for LG Studio Shareholders” to revise the disclosure to acknowledge and reflect that the tax consequences are the opinion of counsel and address and express a conclusion for each material federal tax consequence, Lionsgate respectfully notes that the disclosure explains that, while the Transactions may be tax-free, the IRS could assert that the Transactions do not qualify for tax-free treatment for U.S. federal income tax purposes and, as a result, no assurance can be provided as to the U.S. federal income tax consequences. As the law is unclear, the disclosure discusses possible alternatives and the U.S. federal income tax consequences thereof. Thus, under Sections III.A.2 and III.C.1 of Staff Legal Bulletin No. 19, Lionsgate respectfully notes that no opinion should be required with respect to such Transactions.

Further, Lionsgate respectfully notes that, in accordance with Sections III.C.1 and III.D.1 of Staff Legal Bulletin No. 19, the disclosure recommends that U.S. Holders consult with their tax advisors with respect to tax consequences other than U.S. federal income tax consequences, matters for which the facts and circumstances of a particular U.S. Holder may be relevant, and matters for which the law is uncertain. Such recommendations do not disclaim reliance on tax matters on which counsel has opined.

Material Canadian Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 358

30.	We note your statements here and in the section titled “Material Canadian Federal Income Tax Consequences of the Transactions for LG Studios Shareholders” that conclude that:

•	non-residents of Canada generally will not be subject to tax under the Canadian Tax Act; and

•

holders of LG Studios common shares who hold such shares as capital property for purposes of the Canadian Tax Act will generally not realize either a capital gain or a capital loss as a result of the transactions.

Based on these statements, it appears that a Canadian tax opinion covering the material foreign tax consequences is required. Please revise the disclosure to reflect that these tax consequences are the opinion of counsel and file the Canadian tax opinion as an exhibit. Refer to Footnote 40 of Staff Legal Bulletin No. 19.

Response: Lionsgate has revised the disclosure on pages 446 and 454 of the Amended Registration Statement in response to the Staff’s comment. Lionsgate respectfully advises the Staff that it will file a Canadian tax opinion covering the material foreign tax consequences as an exhibit to the Amended Registration Statement.

Index to Financial Statements, page F-1

31.	Please tell us your consideration of including financial statements of Lionsgate Studios Holding Corp. in future amendments.

Response: Lionsgate respectfully advises the Staff that as Lionsgate Studios Holding Corp. was recently organized by Lionsgate for the purpose of completing the Transactions with only nominal capital, it believes that its financial statements may be omitted from future amendments because the financial statements are not material to investors in making their voting or investment decision. Lionsgate believes the omission of the financial statements of Lionsgate Studios Holding Corp. is supported by the Division of Corporation Finance’s Financial Reporting Manual section 1160.1, whereby financial statements of a registrant that is a “business combination related shell company” may be omitted. Lionsgate respectfully refers the Staff to the correspondence of Next.e.GO N.V. with the SEC, dated May 31, 2023, where the Staff did not object to the omission of the financial statements of a recently organized shell company in similar circumstances.

November 27, 2024

Starz Business of Lions Gate Entertainment Corp. Condensed Combined Financial

Statements for the Years Ended March 31, 2024 and 2023

Notes to Audited Combined Financial Statements

Note 10. Revenue, page F-32

32.

Please explain your consideration of disclosing disaggregated revenues at a more detailed level for the nature, amount, timing, and uncertainty of revenues and cash flows. We note that you derive revenues from different types of subscribers both domestically and internationally as part of your subscriber base. Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

Response: Lionsgate respectfully advises the Staff that it considered ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91 when determining the level of disaggregated revenue information to include in the Starz Business combined financial statements. As part of this evaluation, Lionsgate considered that the nature, amount, timing and uncertainty of all Starz Business revenues and cash flows are affected by common economic factors. Lionsgate views its revenue as subscription-based revenues for a single product which is recognized over the period of the subscription and that its investors are primarily concerned with the number of total subscribers to its service. The Starz branded premium video service, which is Starz’s single product, is delivered and available to subscribers through two sales channels, traditional television content distributors and over-the-top (“OTT”) streaming platforms and distributors so that the consumer is able to choose the preferred method of viewing the Starz service. In both channels, the end consumers are all receiving access to the same bundle of content and all revenue contracts are priced on a per subscriber basis, with an immaterial amount of revenue based on a fixed monthly fee.

For its geographical regions, approximately 99.6% of Starz’s revenue is earned from subscription to its video service in North America, with an immaterial amount derived from its international operations in India (which is presented as other revenues in its segment disclosure) and revenue from licensing of distribution rights to third parties who distribute the content on non-Starz platforms throughout the world.

Based on these considerations, Lionsgate concluded that there are no disaggregated categories needed to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

* * *

November 27, 2024

If you have any questions related to this letter, please do not hesitate to contact Fabiola Urdaneta at (212) 403-1121.

Sincerely

By:	/s/ Fabiola Urdaneta
Name:	Fabiola Urdaneta

Enclosures

cc:	Bruce Tobey

Executive Vice President and General Counsel

Lions Gate Entertainment Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

David Shapiro

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz